March 26 , 2015

Re: Global Technologies Corp.

Registration Statement on Form S-1

Filed February 19, 2015

File No. 333-202164

Dear

Barbara Jacobs

We are in receipt of your letter dated March 17 2015 in regards to comments on the above S1 registration Statement filed on February 19 2015 and present to you our responses.

Risk Factors

Risks Relating to Our Company

Since the sole Director and Officer has outside activities…, page 10

1.	Please revise this risk factor to address whether Mr. Guttman’s outside employment creates a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Response

The risk factor has been revised to state that there is currently no material conflict of interest .

Use of Proceeds, page 18

2.	Given that you have structured this transaction on a best-efforts, no minimum basis, please revise the table to add columns that assume the completion of a smaller portion of the offering. We will not object if your table begins with a column that assumes the sale of ten percent of the offered shares. Please make similar revisions throughout your prospectus including, but not limited to, the disclosure in your Dilution and Management’s Discussion and Analysis sections.

Response

30% of the offering proceeds which is $12,000 will just about pay for the offering expenses and there will be no funds for any activity

Less than 30% there will not be enough funds for the offering expenses

Hence there is no meaning to disclose these offering scenarios, and we have disclosed this in the related section .

Certain Relationships and Related Transactions, page 31

3.	Please file the agreement covering the $2,900 loan from Mr. Guttman. See Item 601(b)(10)(ii)(A). If there is no written loan agreement, please tell us what consideration you have given to filing a written summary of the oral loan agreement as an exhibit to the registration statement. For additional guidance, please consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response

Exhibit 99.2 was filed with the related verbal agreements and has been filed again accordingly

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Description of Securities

Our Common Stock, page 33

4.	Here and in the second full risk factor on page 13 you state that your certificate of incorporation authorizes the issuance of 480,000,000 shares of common stock. However, it appears that your certificate of incorporation (filed as Exhibit 3.1) authorizes the issuance of 490,000,000 shares of common stock. Please revise or advise.

Response

It has been corrected to 490,000,000 accordingly

Shares Eligible for Future Sale, page 34

5.	In the second paragraph following this heading you state that upon completion of this offering, and assuming all of the offered shares are purchased, you would have 10,000,000 shares of common stock outstanding. However, your disclosure on page 5 indicates that you would have 7,000,000 shares outstanding. Please revise or advise.

Response

It has been corrected to 7,000,000

Part II

Dealer Prospectus Delivery Obligation, page 40

6.	Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Response

It has been moved accordingly

Indemnification of Director and Officer, page 40

7.	We note that Article XII of your Bylaws provides that you will indemnify your directors and officers to the fullest extent permitted by Delaware law. Please revise to briefly discuss the scope of indemnification required and permitted by Delaware law. See Item 702 of Regulation S-K. Signatures, page 43

Response

It has been revised accordingly

8.	Please remove the reference to amendment #3 or advise.

Response

It has been revised to amendment # 1

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Exhibits Table

Exhibit 3.1

9.	Exhibit 3.1 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

Response

It has been filed in an appropriate format

Exhibit 23.1

10.	The Consent of Independent Registered Public Accounting Firm includes an improper date reference of January 19, 2015 to the Report of Registered Independent Auditors dated January 26, 2015 on page F-1 of the filing. Please file a revised Exhibit 23.1 accordingly.

Response

It has been corrected accordingly

Please do not hesitate to contact us if you have additional questions

Yours Truly

Yair David Guttman

CEO

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